

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via facsimile: (610) 436-8079

January 26, 2011

Mr. Don Gilbreath
Chief Executive Officer
ComCam International, Inc.
1140 McDermott Drive
West Chester, PA 19380

> **Re: ComCam International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 000-51763**

Dear Mr. Gilbreath:

We have reviewed your response letter dated January 14, 2011 and your amended Forms 10-K and 10-Q and have the following comments. Please comply with the following comment so indicated in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please also respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. The historical financial statements of your predecessor, Pinnacle Integrated Systems, as incorporated by reference in response to comment 3 of our letter dated December 30, 2010 do not cover the full interim period prior to the acquisition of Pinnacle Integrated Systems on December 30, 2009. Please revise, in accordance with Item 8 of Form 10-K and Rule 8-02 and Note 1 to Article 8 of Regulation S-X, to include <u>audited</u> part year historical financial statements of your predecessor, Pinnacle Integrated Systems, for the period January 1, 2009 through the date prior to the December 30, 2009 acquisition.

2. Historical financial statements of Pinnacle Integrated Systems should be included together with those of Comcam International, Inc. and should be clearly identified as the financial statements of a predecessor to Comcam International, Inc. Please revise Forms 10-K and 10-Q accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

3. Similarly, please expand your narrative discussion of material changes and year to year comparisons to address the pre-acquisition results of operations of the predecessor, Pinnacle Integrated Systems. See Item 303(a)(3)(iii) of Regulation S-K.

Form 10-Q, September 30, 2010
Financial Statements
Note 3 Long-Term Debt, page 8

4. We note that according to your response to comment 10, Comcam International has made no arrangements to remedy the condition of default on its secured notes payable held by Mr. and Mrs. Betty and Brown. We further note that these notes payable are collateralized by 100% of the common shares and all of the assets of your subsidiary, Pinnacle Integrated Systems. Please refer to Items 303(a)(1) and 303(a)(3)(ii) of Regulation S-K. Given the continuing risk of foreclosure, in future filings, Management's Discussion and Analysis should address known uncertainties regarding this condition of default and the known impact that foreclosure would have upon future of results of operations and liquidity.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
            for

Larry Spirgel
Assistant Director